Filed by Falcon Capital Acquisition Corp.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant to Rule

14a-12 under the Securities Exchange Act of 1934

Subject Company: Sharecare, Inc.

Commission File No. 333-253113

Date: June 11, 2021

Bob Jones:	Okay, good morning everybody. I’m Bob Jones. I cover the digital health space here at Goldman Sachs. Very excited for this first session with Sharecare. Joining us from Sharecare we have Jeff Arnold, chief executive officer, and Justin Ferrero, the chief financial officer.

Bob Jones:	Sharecare, for those of you that don’t know, is a leading digital health platform for various components of individual’s healthcare, but that probably does not do this company anywhere close to justice. So, I’m going to turn it over to Jeff, who’s going to give a more fulsome overview. To the extent that anyone has questions, please submit them to me. If there’s time at the end of the presentation, we’ll try to get those answered. With that, I’ll turn it over to you, Jeff. Thanks.

Jeff Arnold:	Okay, great. Thanks, Bob. Good morning, everyone. So, my background has been in digital health for some time. I started WebMD way back in 1998. Back then, our tagline was, Now Health Has a Homepage, because even 20 plus years ago we recognized that healthcare was really fragmented, and wouldn’t it be great if you could bring everybody together in one place?

Jeff Arnold:	At that time, it was all about having access to information. 2012, we started Sharecare and thought that the evolution of Help Having a Homepage was now all your health in one place, and how could we create a business in which our vision was something that was altogether better, altogether better when we could use technology to unify the ecosystem? So through a smartphone, how could we bring the health plan and the employer and the doctor to the palm of the person’s hand, and how could we use technology and the spirit of altogether better to go from a point solutions to platforms, and how could we build the business in the spirit of altogether better, where we could go from my health to our health?

Jeff Arnold:	Along this journey, we have built an amazing management team, a diverse team of what we like to think of as innovators, operators, and unifiers. You’ll get to meet Justin here shortly. Justin’s our chief financial officer, and I’ve worked with Justin for over 20 years through various businesses that we’ve started and sold over the years.

Jeff Arnold:	Dawn is our president and chief marketing officer. I’ve worked with her since the late nineties as well. Pam joined us last year, she ran a $17 billion P&L at Centene and has joined us as our chief operating officer. Laura runs our consumer division out in New York. Natalie ran Samsung’s digital health, worked at Anthem, came from McKinsey, she runs our provider business. Naveen was our CTO at WebMD way back in the late nineties, was founding CTO of Castlight. Dr. Brewer is an MIT neuroscientist that runs the Mindfulness Lab at Brown University, who joined us through our MindSciences acquisition. Dr. Shaw is our chief medical officer, was the commissioner of health for the state of New York and chief operating officer for Kaiser in California.

Jeff Arnold:	So, you see a great team. This is just a small subset that kind of represents what we believe is the best of healthcare media and technology in the digital health space. With this team we’ve built we think is a pretty sizable business, and one that is at this amazing inflection point of growth. Prior to announcing our SPEC with Falcon, our SPEC sponsor, we have raised $500 million privately. So, we raised $425 million in our pipe offering with Falcon last February, but raised $500 million in addition to that, and have tried to be really strategic in our cap table of realizing that health is super fragmented, and how could we get strategic and financial alignment with many of our partners so we could grow together?

Jeff Arnold:	So within our cap table, our first strategy was, how do we get into people’s living room and be able to kind of hold their hand and educate them about these digital health platforms? So, you’ll find folks like Oprah Winfrey or Discovery Channel and others that have invested in Sharecare had been very intentional to get into the exam room. Believing that that last mile a patient provider relationship is going to be extremely important. Whether you’re an enterprise client or direct to consumer, HCA invested in Sharecare, Trinity Health invested in Sharecare, the largest health system in the state of Georgia, where we’re headquartered, invested into Sharecare in December. So, we have lots of hospital relationships.

Jeff Arnold:	We’ve tried to understand who pays for healthcare. So, the last several years has been really focused on enterprise, which represents about 58% of our revenue, but Blue Cross Blue Shield of Arizona, Blue Cross Blue Shield of Maryland, Quest Labs, Aflac have all invested in Sharecare. We’ve always tried to surround these strategic investors with more traditional financial investors, like the Wellingtons and Summits of the world.

Jeff Arnold:	With this investment capital, we’ve really strived for reach and profitability. We have 64,000 employer clients that have access to the Sharecare platform, that represents over nine million eligible lives. We do business today with over 6,000 hospitals, health systems, and large physician clinics across the country. We work with many of the leading life science brands. So in the spirit of achieving scale not just in the number of offerings or people that we have, but also in our business model. So, you’ll see on this slide that Justin’s going to take you through in a little bit more detail. You’ll see our revenue growing from 329 million in 2020 to 408,000,000 in 2021. We’re also EBITDA positive, and you’ll as we go through this presentation a heavy investment and innovation on behalf of our clients and users, but the ability to remain EBITDA positive while growing that top line by 20 plus percent.

Jeff Arnold:	So, we made the decision with the board of directors to go public through Falcon because we felt a great chemistry with the Falcon leadership team and believe that our business is really positioned for growth and scale. We all have seen the momentum of digital health and people becoming more aware of the risk that they have through this COVID-19 experience.

Jeff Arnold:	From a positioning standpoint, we believe that Sharecare is unique, that we truly are a category of one business. We think of that for four primary reasons. First, as a comprehensive platform. We were platform first, always, believing deeply in the need to create a platform that was interoperable, making sure that the data truly talk to each other, that was user-friendly. So if we were to give this platform to my mom or my kids, they would know what to do. And that was affordable for all. We wanted to build a business that was diversified in revenue and scale. I’m going to take you through our enterprise business, our provider business, and our consumer business. We have many ways to win.

Jeff Arnold:	We believe that for us to grow, clients have to buy Sharecare because of our innovation and our ability to connect with the user. So, we have heavy investments in data, AI, and many other things that we’ll talk about. For investors, we need to show strong revenue visibility, scale profitability, and the ability to sustain 20 plus percent year-over-year growth. So, let me take you through each one of these categories quickly.

Jeff Arnold:	So, the first is a comprehensive plan. So, what we’ve been working on at Sharecare is what we call the five Ms. So whether I’m a doctor, or I’m a health plan, or I’m an employer, or I’m a point solution, if you come through the Sharecare platform, how do we productize engagement so that you create an experience that is experiential, not just about just trying to drive the transaction? Which we know is very episodic, but a goal of going from episodic to everyday by making the Sharecare experience compelling.

Jeff Arnold:	So what we try to do on behalf of the doctor health plan provider and point solution is have a unified approach to how you message the person. So, are they offering tools and analytics? How you motivate the person. So, we have a currency that we call a green day. Every day we try to get people to earn green days to lower their real age to earn their incentives. How do you manage data and scale in a secure, private way? How do you measure effectiveness with real-time transparency of what’s working and what’s not? Then, how do you create a movement that, by all of us being on the same page, we can make the healthy choice the easy choice?

Jeff Arnold:	As we’ve built this business of these five Ms across the enterprise, provider, and consumer, and have had a big passion for the front end, we’ve tried to share an equal passion for the backend. So, how do we develop a platform that the HR department or Medicaid, people servicing Medicaid populations and others, could easily use?

Jeff Arnold:	Our goal has been take these really complex problems and make it as easy for our clients as posting a picture to Instagram to be able to communicate with our audiences. So, this platform’s fully developed, fully deployed in scale. The way that we monetize this platform is we have three operating units. So, the first is enterprise. Enterprise is made up of selling Sharecare to health plans, selling Sharecare to employers, selling Sharecare to government. The problem that we try to solve is when we go to our clients, we say, “We’re a platform and we understand that the amount effort and the amount of vendor fatigue that must be created,” having to figure out how to piece together all these various solutions on behalf....

Jeff Arnold:	Having to figure out how to piece together all these various solutions on behalf of your populations and Sharecare can reduce that burden for you by you adopting this comprehensive platform that has the robustness to be able to handle your wellness needs, handle your benefits, navigation needs, and handle your health navigation needs. And so we’ve got this one platform that tries to eliminate vendor fatigue on behalf of our clients and an effort to make it interoperable user-friendly and affordable. And at the same time, reduce member confusion as well, trying to manage multiple apps or multiple pass codes or different user experiences.

Jeff Arnold:	The way this translates into a business is that we have our mission of using the platform on behalf of our clients, to our users, to lower healthcare costs or to improve outcomes or to increase satisfaction. This unit, today, represents, as I mentioned, 58% of our revenue. So we’ll do about $239 million in revenue this year in our enterprise division. We have a really robust product suite that you see on the slide here. And we get multi-year contracts with our clients. Our contracts are typically three to five years, and the way the pricing structure works is we charge a per member per month. So that’s what you pay to have access to the Sharecare platform. And then in addition to that, we have a per enrollee fee and our go to market has been really strong in three categories. One is key health plan clients. So we’ve been pretty effective and winning several Blue Cross Blue Shield plans.

Jeff Arnold:	So going to Blue Cross Blue Shield and say, you have UnitedHealthcare and you have Optum, would you consider a Blue Cross Blue Shield Sharecare partnership as an alternative to that? And would that position, in an offering, we’ve been able to win Blue Cross Blue Shield of Arizona CareFirst, which is Blue Cross Blue Shield of Maryland as a client. Highmark and Pennsylvania Blue Cross Blue Shield of Minnesota, and we’ve developed a great relationship with Anthem. And so Anthem is joined, has joined our board of directors. And in April, we closed just a couple, few weeks ago, a $50 million direct investment from Anthem into Sharecare alongside the pipe that we raised with Alkin. So we’ve got access to lots of lives through our health plans and, and have a big focus on Blues plans, but others as well, and two to note, in the other category, is in 2021, we launched our first Medicare Advantage accounts.

Jeff Arnold:	So whereas Sharecare is the front door and South Florida for Humana and Care Plus, and we’ve added some members to that platform since we did our pipe road show. And in 2021, we launched our first business with Centene, which is the largest Managed Care company. And we continue to grow that as well. And so one of our big focuses is, gosh, we’ve got so many covered lives. Anthem’s over 40 million, Centene is millions of members, Humane has millions of members, they’re already using the Sharecare platform, how can we grow with them? And we’re starting to see some really great results leading into 2022.

Jeff Arnold:	In addition to big health plans, if you were thinking about our enterprise waterfall, the next is key employer clients. So we go after big self-insured employers, our big COVID when was Delta. So Delta 70,000 employees came onto the Sharecare platform in January, which was a great win for us and it’s going great. But we also have 150,000 State Farm associates. We’ve got Samsung employees and others. And then lastly, we also sell this to big state governments. So often, government is the largest employer in many states. And one example of that is in the state of Georgia, we have over 650,000 state health benefit plan members enrolled into Sharecare. So that includes over two, 200,000 teachers.

Jeff Arnold:	And so when we get these accounts, whether it’s a Blues plan or it’s Delta, or it’s a State Plan, we’ve got this land and expand strategy. And so all the members are paying us a per member per month to be on the core Sharecare platform. And we’re collecting lots of data. So we get self-reported data when people take the real age test. 50 million people have done that. We get device data when people are in green days. So we’re counting steps and sleep and other things through the phone, we ingest your medical claims, lab claims, pharmacy claims. We’ve been a real pioneer in social determinants of health. And so we gather that data. And lastly, we collect medical records, in some cases. And so we get this view on the person, think of it as almost like developing a FICO score of what this person’s level of risk looks like.

Jeff Arnold:	And then the whole opportunity for Sharecare is how do we use this platform to lower that person’s risk. And by lowering that risk, get outcomes, get cost savings, get higher satisfaction. When we know those person’s risk, outside of some of the ways that I mentioned earlier, real age in green days, and others, is that we’ve curated a really rich digital therapeutic marketplace. So we have all these evidence-based solutions that we offer to our clients as part of our per enrollee fee. And so if you are a client and one of the employees or our members got pregnant, we have a maternity solution. If the person was pre-diabetic, we have a DPP solution. If somebody hurt their back, we have an MSK solution, and it’s fully integrated into the platform. And so if you’re the HR department, we’re again, that one-stop by, but this allows us to increase the TAM per client. So not only are we getting the per member per month, but we’re also getting this incremental fee per enrollee. And if you added up all the contracting that we’ve done in the last 18 months of getting our clients to buy into this idea of altogether better through Sharecare, and we have over a billion dollars in revenue GoGet so very exciting for us. And we’ve been seeing a lot of enrollments into these programs.

Jeff Arnold:	On the provider side, we’re big believers that this last mile of doctor-patient relationships is going to be huge. And although we put a lot of effort into enterprise, it’s 58% of our business. We think a lot about the role that the doctor is going to play here. And how do we get strategic and financial alignment with providers? Our strategy has been, over the last five years, is first let’s build a footprint and build trust with health systems as we start to bring them into this digital health era.

Jeff Arnold:	And so we’ve built 100 plus million dollar provider business, which represents 26% of our revenue. And the way that we’ve done that is we bought a little company a few years ago that was in the medical record retrieval business, because we thought that Sharecare was going to be all your health in one place. Then people needed to be able to say to Sharecare when they were on the platform, “I’m changing, doctors are moving, I need my medical records”, and we needed the ability to go be able to collect that and structure the data on their behalf. So we bought this little company and we’ve grown it from 20 million in revenue to nearly a 100 million in revenue, all organically, but we’ve also now been able to collect 6,000 clients along the process. And we’ve built some great trust with these clients because it’s a big deal when you’re managing people’s medical records, you have to do it in a timely fashion, it has to be accurate all the time. So it’s given us a 100 million dollar business, it’s built some great trust. And now we’re looking to expand on that.

Jeff Arnold:	And so our vision for our expansion of provider space is what we call the Sharecare enabled clinician. So the idea is, when you see that Sharecare logo, you as a person, one day, hopefully soon, we’ll know that you can share your data on Sharecare with your doctor or your doctor can prescribe Sharecare. And so we’ve been making investments and acquisitions in an effort, similar to our cap table, to get a strategic and financial alignment with doctors. And the way we’re going about that is helping providers and health systems move from fee for service to value based care. So we bought a value-based care company called Visualize Health that helps people manage value-based contracts.

Jeff Arnold:	We bought an AI payment integrity company to make sure they build for their services the right way, the first time. And we’ve been investing similar to digital therapeutics into remote patient monitoring. And Wellstar, as I mentioned earlier, is the biggest health system in the state of Georgia. They invested $10 million in Sharecare in December, before we announced our SPAC deal to become the first Sharecare enabled hospital system, where Sharecare would be integrated into Epic. And they would be able to prescribe Sharecare to a one in six Georgians, as well as Delta employees and others that are on Sharecare would be able to see that these providers could accept Sharecare data.

Jeff Arnold:	Lastly, on the consumer solution side, this is a division that we think is really important to Sharecare and really differentiate Sharecare. Our clients really appreciate that the know-how that we have in getting people to activate into their health. As I mentioned, I started WebMD in 1998. I’ve been doing this and things like this for a long time, but when you look at our consumer division, meaning that, you could download Sharecare right now for free. You wouldn’t have a lot of the enterprise services, but it’s still a robust offering. And within this division, it’s $65 million in revenue, but we’ve been able to create 100 million person first party user database. We’ve been able to monetize this with life science brands and be able to reinvest back into content. So we’ve been able to make 48,000 videos. It’s just one example.

Jeff Arnold:	We’re really good at social. So we have over two and a half million people following us on social, depending on what peer sets you pick, that might be as many as all of them combined. I think we’ll send out 125 million plus emails out to our users. We’ll register 400,000 new users this month and every month. And so, we’ve got amazing content and this gives us our street credibility. I love it when I see our enterprise clients in their materials saying follow Sharecare on social, even though it says B2B.

Jeff Arnold:	In their materials saying follow Sharecare on social, even though it says B2B account. I think people really appreciate the amount of content that we have that’s high quality, so that every user experience is different. Your timeline is different than my timeline. And again, it’s experiential and transactional, not just transactional.

Jeff Arnold:	And then really quick before over to Justin, we’re also big believers that share care and data. And I mentioned all the ways that we collect data, but we’d like to believe that we’re innovators as well. And I thought I’d highlight quickly just a few areas in that regard. The first is our community wellbeing index. So tends to be [inaudible] of Sharecare. We have been building out thought leadership around how do you measure wellbeing? And so we have built an index out that looks at every zip code in America and ranks what’s their physical health, what’s their financial health, what’s their mental health. And then we surround that with lots of social determinants of health information, so we can determine what their healthcare access is, their food access, et cetera.

Jeff Arnold:	We just published the 2020 report in the last couple of weeks and just got tons of media coverage on this and I think the pandemic has really brought to light this importance of environment. And so this idea of how do you make the healthy choice, the easy choice, and the realization that your environment is as important to your health as your lifestyle and your genetics. And I think Sharecare sits on the heartbeat of America, really understanding this data and then using this to benchmark the effectiveness of Sharecare as well as to inspire clients to join Sharecare. Large clients like States to small clients that want to improve the wellbeing of their headquarters and their workforce.

Jeff Arnold:	The second area that we’re really proud of is when COVID hit, we like to think that we went into kind of rapid response and we said, there’s going to be a new category that gets created because of COVID called health security and think of health security, like you think of cybersecurity. So we spend billions of dollars for cyber security to protect infrastructure against the virus. We’re going to need to do the same thing to reopen the world and to make sure forever forward that we have best practices in place. So we built this conversational AI chat bot that basically took best practices of how to reopen the world and tech enabled it. And we launched this Sharecare verification and this platform that didn’t exist last year has already now been adopted in over 70 countries around the world. The city of Los Angeles bought Sharecare verified for every hotel in LA, Cabo bought it to become the first destination for every hotel and Cabo.

Jeff Arnold:	We’ve now launched in live arenas, State Farm arena being the first and really building thought leadership around this idea of Sharecare verification. The work that we did in that area got us on the radar of what the States were starting to do in administering the vaccine. And so we built this amazing technology platform where you register on Sharecare, you get a QR code, you show it to the clinician, they upload your vaccine card. And we’ve been able to do this now with millions of people, basically helping us States get shots in arms. As recently as last weekend, we partnered with the state of Arizona and we opened up a Diamondback Stadium and people went through the Sharecare process. They got the vaccine, they got tickets for themselves and their family to attend the Diamondbacks game. This has created over $20 million in revenue for us this year for something that didn’t exist last year and something that I think will be here forever forward, this idea of Sharecare verification, and Sharecare being a go-to partner for digital health needs by state governments.

Jeff Arnold:	And then two last slides. Along this process, this year, we also had made an acquisition as we were going through our SPAC process. We bought an amazing company out of Palo Alto called doc.ai. Anthem introduced us to doc.ai. They were an investor in doc.ai. Last year they had executed a hundred million dollar AI contract for Anthem through doc.ai. We acquired this company and picked up an amazing team, obviously picked up the Anthem contract, Anthem came on the board and then as I mentioned, made an investment in Sharecare direct, but all these solutions that you see on the bottom are all going into the core Sharecare platform. I saw yesterday that we got a patent issue for our smart selfie, that I can take a picture of your face and it’ll tell you what your BMI is, et cetera. I can take pictures of medication and it’ll tell me do they interact? Is it time to refill? I can train AI models to optimize my diet, to optimize my mood. And we just picked up some amazing capabilities that are going to continue to push the Sharecare platform forward. With that infrastructure and with the Anthem investment, what we’ve been working on all year is putting ourselves into position with Anthem to launch a really robust, multi-payer advocacy solution for 2022. And so this is what we’ve been working on, this idea of how does Sharecare enter into the advocacy space, similar to an accolade or a quantum, but in a very tech enabled way. So one app for all benefits, with digital advocacy, for you and your family, for wellness and care management, that includes provider enablement.

Jeff Arnold:	I’m happy to say that we’re on track. This will be first customer in August. That’ll be our 2,400 associates and then we’ll have a rollout for 2022, and what we think will be a big 2023. But this is going to increase our PMPM on Sharecare and allow us to continue to move from episodic to every day and continue that theme of one-stop shop. And so we’re extremely excited about this. With that, I’m going to hand it over to Justin Ferraro, who’s our chief financial officer who’s going to take you through the company’s financial performance.

Justin Ferrero:	Thanks Jeff. As Jeff said, I’m president and CFO. Been in the same role with them for the past 20 years. During that time we’ve raised over a billion dollars for our various companies. I’ve had multiple successful exits for our shareholders. I’m going to start today with a few key highlights of our business. First, we have high revenue visibility. It’s a recurring revenue based model with long-term contracts. We have scale thousands of happy customers from health plans to hospitals, to government agencies. We have a lot of ways to drive growth. As Jeff said from driving new logos, like Delta, to expanding our digital therapeutics, to expanding into value-based care, to launching new products like health security and we’re profitable. It’s a big differentiator. So the capital from our raise goes towards acquisitions and growth, versus funding losses like many of our peers. The next slide is our three-year forecast where we’re showing 26% compounded growth.

Justin Ferrero:	We believe we can generate a billion plus in revenue with the customers and products that we have in place today. And I’m going to take you through a slide on that, but we’ll start here with 2021, as we’re pretty large business today. We’ll do over 408 million in revenue this year and 31 million of EBITDA. And that’s while investing heavily in growth. As an example, we have 450 people in product and tech. We’re adding another 100 in product and tech over the next three years. We’re adding another 100 new salespeople over the next three years. So, making a big investment in growth. As you can see, our EBITDA margins are expanding even with that big investment over the next couple of years. On the next slide, how are we tracking for 2021? And the headline is that we’re 97% booked as we sit here in early June. The enterprise growth of around 50 million is done. Again, that’s from the new client wins that we talked about from Centene to Humana, to Delta and others.

Justin Ferrero:	It’s our conservative enrollment forecast. And to our digital therapeutics, we have a billion dollars in contract and opportunity. To recent wins like health security in Florida and Georgia and other States. Enterprise is booked and it’s a similar story on the provider side. Providers had strong historic organic growth and 20 of the $25 million in growth for this year is already in contracting. And we have a $38 million pipeline to close that additional $5 million gap. So the reality of it is, for 2021, we’re already selling into 2022. And we’re going to go into next year at well over a $400 million run rate.

Justin Ferrero:	I want to touch on Q1 and Q2 quickly. We released Q1 numbers, which were in line with plan. We generated revenue of $89.6 million, which is a 9% increase year over year and adjusted EBITDA of $6.5 Million, which was a 96% increase year over year. We also provided Q2 revenue guidance of 96.5 to $98.5 million in revenue, which is a 22% to 24% increase year over year, and importantly, an 8% to 10% increase over Q1. And I highlight that as we’re seeing accelerating growth from Q1 to Q2, which was our plan and we

Justin Ferrero:	From Q1 to Q2, which was our plan, and we expect that quarter over quarter growth to continue into Q3 and Q4. We’ve also had a great start to the year operationally, from adding new customers across all of our business segments, expanding it to Medicaid and Medicare Advantages, Jeff touched on. To upselling our digital therapeutics to new customers and scaling enrollments, to launching new products like health security, and securing a $50 million investment from the second largest health plan to invest in part and a multi-payer advocacy product. Which we think will drive significant growth as we look into 2022 and 23.

Justin Ferrero:	So relative to 2021, we’re off to a great start. And I want to reiterate our confidence and delivering our plan of $408 million in revenue and $31 million of EBITDA. So in summary, we couldn’t be more excited about our business. We have line of sight to a billion plus of revenue with what we have in place today.

Justin Ferrero:	We have a significant customer base with our payer, customers have continued to land and expand. We’re upselling our digital therapeutics to our customers that haven’t bought those yet. We’re now cross-selling our digital platform into our provider customer base, like Jeff touched on with WellStar. Often hospitals are one of the largest employers in a particular state. We’re now cross-selling or driving enrollments or expanding into new markets like health security and multi-payer advocacy. And we have a pipeline of acquisitions, which is a core competency of ours.

Justin Ferrero:	So as we sit here today, we couldn’t feel any more confident about 2021 and the future. And I’m going to pass it back to Jeff to wrap up.

Jeff Arnold:	Great, thank you Justin. So just to wrap up, is please think of Sharecare as a B2B business. As I mentioned, 58% of our business is enterprise, 100 million is with provider, but also please think of Sharecare as a B2B2P business. Meaning that we think of the user as a holistically, as a person. And so how do we serve that person as an employee? How do we serve that person with digital health platforms as a health plan member, as a patient, and also as a consumer. And the way we’ve gone about this is saying that, we need to have a very comprehensive platform. This is not going to be a collection of assets, but one platform that’s truly interoperable. And we need to achieve diversification and revenue and scale, in an effort to eliminate vendor fatigue on behalf of our clients, and member confusion on behalf of our users.

Jeff Arnold:	And we’re committed to data and committed to innovation. How do we continue to kind of push the envelope, to go from episodic to everyday? And at the same time perform for investors, by having strong revenue, visibility, scale, and growth. And we think that the SPAC was the right decision for Sharecare, we’ve cleared the SCC, we’re... We have a target, go public date of July 1st. We have a lot of MNA experience, we have a lot of happy customers and we’re excited to be a public company.

Jeff Arnold:	And with that, Bob, I’ll hand it back to you, but thank you for giving us the opportunity to present today.

Bob Jones:	No, no. Great, that was great. Jeff and Justin, thanks so much for that overview.

Bob Jones:	I guess maybe just one question from me, and you obviously touched on this throughout the presentation, you actually just mentioned it in your closing comments. But I think public investors have seen a number of digital health companies come to market in the last few years. Many of which are in fact aimed at enhancing benefits and selling into that self-insured employer benefit manager office, if you will.

Bob Jones:	If you had to think about the key differentiators or probably even more importantly, the moat that Sharecare really has, how would you articulate that? Because I think that’s probably the number 1 question we get that I think on the surface, clearly there’s a huge value add in several of the offerings that you have, several of the offerings that we’ve seen from some of your competitors within some of these categories. How do you think about the staying power? What’s the real barrier to entry that Sharecare brings into that benefit managers office.

Jeff Arnold:	I think the power of Sharecare is, I think we really understand the person. And so yes, we understand healthcare and health plans and everything that comes with that. Yes, we have a comprehensive platform and it’s evidence-based and we can show ROI, and we understand the difference between Epic and Cerner, and all the things that go into that.

Jeff Arnold:	And we have those solutions, but at the end of the day, if you said, “Where do you want to be five years from now?” I would tell you that “I want every single person to have Sharecare on their phone, just like they have Uber.” And I want people going to their HR department and saying “Connect to Sharecare.” That value proposition is so strong and coming out of COVID that there I am using it as a person, as a consumer or a patient or from wherever I’m coming from, I’m using Sharecare to manage my risk and I need my employer and my health plan to connect to that ecosystem. And I think we have all the pieces in place, and we have examples of where that’s already happening, that creates a really deep moat.

Bob Jones:	Yeah, no, I think that makes sense. I guess just the only other follow-up question I’d have, given that it seems like it’s a very key component of the story, is acquisitions, right? You guys highlighted several times that you have a lot of experience, both with Sharecare, even prior to Sharecare, of doing successful MNA. If you are going to achieve that vision, Jeff, of being on everyone’s phone and being the Uber for... Uber like app on people’s devices. What other pieces do you feel obviously, without getting too specific, but what other pieces do you feel like you need to add to the current platform in order to really be that true holistic healthcare app for folks?

Jeff Arnold:	Yeah. So I would say a couple, 1, that we have a lot of experience in, which is kind of our try before you buy. So what we’ll do is, we’ll look at digital therapeutics from allergies to women’s health and we’ll score them. And then we go out and we partner with that point solution, integrate them into our platform, sell them to our clients, get results for the user, and then those become MNA targets for us.

Jeff Arnold:	So that’s kind of the easy one where I see us going though quickly is, how do we think about virtual primary care through the lens of an advocate? How do we think about tech enabled home care through the lens of a provider and advocate? And then how do we really modernize incentives? What do people really want, what can you incent them with to get them to hyper engage in their health? And so we have some ideas around that as well as how do you create wellness, currencies and do other things that get people, and their friends and families and colleagues to together participate in their health, to the benefit of all?

Jeff Arnold:	So I’d say those are the areas, digital therapeutics, virtual primary care, tech enabled home care and modernizing incentives, is kind of what is on our short-term roadmap.

Bob Jones:	No, that’s super helpful. And I think we’re just about at a time, but I wanted to thank both Jeff and Justin for this great overview and definitely looking forward to seeing where Sharecare goes over the next few years.

Jeff Arnold:	Great. Thank you [crosstalk] so much.

Bob Jones:	Thanks everyone.

Justin Ferrero:	Thank you.